Exhibit 99.4

PRESS RELEASE

Babyloan and Total Team Up to Create the First Ever

Crowdfunding Platform Dedicated to Access to Energy

Paris, October 26, 2015 — Babyloan, a European leader in crowdfunding*, and Total have teamed up to develop the first crowdfunding platform dedicated to access to energy. The partners are aiming to accelerate access to energy and related financing solutions, particularly in Africa, Asia and Latin America, where the need is greatest.

Worldwide, 1.3 billion people do not have access to electricity and 2.7 billion do not have access to clean cooking options1. While effective solutions exist, they are hard to access or unaffordable for people living in rural or near-urban areas, who spend a large portion of their inadequate income on sources of energy unsatisfactory for the environment2.

By creating a crowdfunding platform dedicated to access to energy, Babyloan and Total are combining their respective expertise — in crowdfunding and microcredit for Babyloan and in access to energy projects for Total, through its Awango by Total lineup of high-quality solar lamps mainly distributed in Africa. The collaboration will support the creation of local microbusinesses that will develop distribution networks to cover the last mile to reach isolated communities.

Babyloan’s crowdfunding ethos is distinctive. Working with microfinance institutions (MFIs), it ensures that the money raised for a project is paid directly to a local MFI, which provides microcredit to entrepreneurs. This system offers better familiarity with the local economy and support for projects on the ground.

“Crowdfunding offers huge potential for developing access to energy projects,” says Arnaud Poissonier, Chief Executive Officer of Babyloan. “There aren‘t very many projects yet, but those that exist attract strong public support, because they have a significant social, economic and environmental impact. By teaming up with Total to give them great visibility through a dedicated platform, we will help to draw microfinance institutions to this sector. This new focus is also aligned with our determination to take part in the growth of green microfinance.”

“Our experience on the ground in more than 30 countries has shown us that you need more than just good technical solutions to reach as wide a clientele in the low income communities as possible,” commented Jérôme Schmitt, Senior Vice President, Sustainable Development & Environment at Total. “You also need to provide access to financing, even tiny amounts, on a broad scale. We’re working on that in countries where our Awango by Total lineup is available. This innovative platform, created in partnership with a leader like Babyloan, will help us do that.”

Babyloan and Total will début the access to energy crowdfunding platform in early 2016. The platform hopes to be financing 2,000 microbusinesses in a dozen countries within two years.

[1]	Source: International Energy Agency, World Energy Outlook 2014.
[2]	Candles, batteries, kerosene lamps and traditional biomass, increasing the pressure on the world’s forests.

*But what does that mean?

Crowdfunding describes a new way of financing business, humanitarian, cultural and other ventures. A large number of individuals make donations or provide interest-free loans, interest-bearing loans or capital via a web platform.

Access to energy means access “to a basic threshold of energy services for both consumption and productive uses. Access to these energy services must be reliable and affordable and, where feasible, from low-GHG-emitting energy sources,” under the definition put forward by the United Nations.

Microfinance/microcredit offers financial tools for people living in precarious conditions to improve their standard of living. Economist Muhammad Yunus, who was awarded the Nobel Peace Prize in 2006, pioneered the concept of microcredit when he set up the Grameen Bank in Bangladesh in the 1970s.

Media Contacts

Babyloan	Total
Quentin Bévan	Laetitia Maccioni
Tel.: +33 1 71 16 21 35	Tel.: + 33 1 47 44 71 49
Email: quentin@babyloan.org	Email: laetitia.maccioni@total.com

About Babyloan

Babyloan is the European leader in microcredit crowdfunding and ranks second globally. It allows members of the public to lend small amounts of money — as little as €10 — to microbusinesses in France and developing countries. Clients repay these interest-free loans in full. Since 2008, 25,000 microbusinesses have been financed by the Babyloan community in 16 countries on four continents.

About Awango by Total

Awango by Total is a line of solar solutions that can be used for lighting and to charge small electrical devices such as cellphones, run on a social business model. More than a million lamps have already been sold in 30 countries in Africa and Asia, improving living standards for more than 5 million people. Total’s objective is to reach 25 million people in Africa by 2020 with the Awango by Total lineup.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and the world’s second-ranked solar energy operator with SunPower. Our 100,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits. total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.